

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2021

Timothy Noyes
Chief Executive Officer
Aerovate Therapeutics, Inc.
200 Berkeley Street, Floor 18
Boston, MA 02116

> **Re: Aerovate Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 9, 2021**
> **File No. 333-256949**

Dear Mr. Noyes:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2021 letter.

Registration Statement on Form S-1 Filed June 9, 2021

Prospectus Summary
Overview, page 1

1.	We note your response to comment 3. Please revise your disclosure to describe the serious adverse events that were observed during the Phase 3 trial conducted by Novartis.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Fay at 202-551-3812 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at 202-551-5880 or Christopher Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Edwin O'Connor, Esq.